Exhibit 4 (g)
WAIVER OF CHARGES RIDER
This Rider (“the Rider”) becomes a part of the Policy to which it is attached (“the Policy”). All terms of the Policy that do not conflict with this Rider’s terms apply to this Rider.
Rider Benefit Summary — Subject to the Rider’s terms, we will waive any Monthly Deductions for the Policy which fall due while the Insured is totally disabled. We will not waive any Monthly Deductions, which fall due more than one year before we receive proof of Total Disability. We will not waive any Monthly Deductions that fall due before the Insured’s age 5. If Total Disability begins during the grace period for an unpaid premium, that premium must be paid in order to establish a valid claim under the Rider.
Total Disability — Total Disability means a condition which:
•	results from bodily injury accidentally sustained or disease which first manifests itself while the Rider is in effect;
•	occurs before the Insured’s age 60;
•	lasts continuously for at least 3 months; and, either
•	stops the Insured from performing the substantial and material duties of the job; or
•	includes the Insured’s total and irrecoverable loss of sight of both eyes or use of two hands, two feet or one hand and one foot.
During the first 24 months of disability, “the job” means the Insured’s occupation for pay or profit at the time Total Disability began. After that, “the job” means any job for which the Insured is or becomes reasonably fitted by education, training or experience. If the Insured is a student when disability begins, “the job” means attending school.
If the Insured becomes totally disabled, any Monthly Deductions charged during the three-month waiting period will be credited back to the Policy.
Notice of Disability Claim — We must receive notice of the Insured’s Total Disability, at our home office, on forms we provide during the Insured’s lifetime and while the Insured is disabled. If it is not reasonably possible for you to give us notice within the time limits, you must give us notice within one year from the time Total Disability ends.
Proof of Disability — Before we pay a benefit, we must receive proof of Total Disability. From time to time after the Insured is disabled, we may require proof of continuing disability. This proof may include a medical exam by a physician we select and pay. After two years of disability, we will not require such proof more than once a year. We will not require proof after the Insured’s age 70.
War Service Not Covered — Disability occurring in a period during which the Insured is in the armed forces of any country at war (declared or not) is not covered under the Rider. No insurance charges for the Rider will be made for such a period. If any such charges are made, we will reverse them.
Insurance Charges — The monthly Insurance Charge for the Rider is the result of applying the applicable monthly Waiver of Charges Rate as shown in the Policy Specifications pages to the sum of the Policy’s Net Amount at Risk plus the Face Amount for any Annual Renewable Term Rider on an Additional Insured, then dividing by 1000.
Effective Dates — This Rider is effective on the Policy Date unless otherwise stated. It will terminate (without affecting any claim for disability occurring before such termination) on the earliest of:
•	your Written Request;
•	the date the Rider or the Policy ceases to be In Force; and
•	the date the Insured becomes age 60.

Incontestability — This rider will be incontestable after 2 years from its issue date, excluding any period the insured is disabled.
Signed for Pacific Life Insurance Company,

President and Chief Executive Officer	Secretary